Exhibit 21.1

Subsidiaries of Barnes & Noble, Inc.

1.	Barnes & Noble BookQuest LLC, a Delaware limited liability company.

2.	Barnes & Noble Booksellers, Inc., a Delaware corporation.

3.	Barnes & Noble College Booksellers, LLC, a Delaware limited liability company.

4.	Barnes & Noble Marketing Services Corp., a Florida corporation.

5.	Barnes & Noble Purchasing, Inc., a New York corporation.

6.	Barnes & Noble Services, Inc., a New York corporation.

7.	barnesandnoble.com llc, a Delaware limited liability company.

8.	Fictionwise LLC, a Delaware limited liability company.

9.	PalmGear, Inc., a Tennessee corporation.

10.	Palm Digital Media, Inc., a Massachusetts corporation.

11.	SparkNotes LLC, a New York limited liability company.

12.	Sterling Publishing Co., Inc., a New York corporation.

13.	Tikatok LLC, a Delaware limited liability company.